UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of July, 2007
Commission File Number 001-14564
APT SATELLITE HOLDINGS LIMITED
(Registrant’s name)
22 Dai Kwai Street, Tai Po Industrial Estate, Tai Po, New Territories, Hong Kong
(Address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F    ☑                     Form 40-F    ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant home country, or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes    ☐                     No    ☑
If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

( Incorporated in Bermuda with limited liability )
(Stock Code: 1045)
Announcement on
Change in Independent Non-Executive Directors
Change of Audit Committee Members
The Board of Directors (the “Board”) of APT Satellite Holdings Limited (the “Company”) hereby announces that with effect from 1 July 2007 Mr. Yuen Pak Yiu, Philip resigned as the Independent Non-Executive Director of the Company, the Chairman of each of the Audit Committee and Nomination Committee and the Member of the Remuneration Committee of the Company for the reason of retirement. The Board would like to thank Mr. Yuen Pak Yiu, Philip and expresses its appreciation for his valuable contribution and service to the Company during his terms of office.
Mr. Yuen confirmed that there is no disagreement with the Board and there is no other matter that needs to be brought to the attention of the shareholders of the Company.
The Board also announces that with effect from 1 July 2007 Dr. Lam Sek Kong and Mr. Cui Liguo were appointed as the Independent Non-Executive Director of the Company, the Member of each of the Audit Committee, Nomination Committee and Remuneration Committee of the Company. In the meantime, Dr. Lui King Man and Dr. Huan Guocang, the Independent Non-Executive Directors of the Company, were re-designated from acting as the Member of the Audit Committee and of the Nomination Committee to act as the Chairman of the Audit Committee and of the Nomination Committee, respectively.
Dr. Lam Sek Kong, aged 47, was appointed as the Independent Non-Executive Director of the Company, the Member of each of the Audit Committee, Nomination Committee and Remuneration Committee of the Company.
Dr. Lam graduated from the University of Hong Kong in 1984. He is a partner of Messrs. S.K. Lam, Alfred Chan & Co. He has been practicing law in Hong Kong since 1987. Dr. Lam is a member of the Hong Kong Society of Notary Public, a member of the China Appointed Attesting Officers Association in Hong Kong and a member of the Chartered Institute of Arbitrators (UK). Dr. Lam is also admitted as advocate and solicitor of the High Court of Singapore, barrister and solicitor of the Supreme Court of Australian Capital Territory, legal practitioner of the Supreme Court of New South Wales and barrister in federal court of Australia. Dr. Lam holds a bachelor degree and a master degree in laws from the University of Hong Kong, a master degree in laws from the University of Peking and a Ph.D. degree in laws from the Tsinghua University.
Mr. Cui Liguo, aged 37, was appointed as the Independent Non-Executive Director of the Company, the Member of each of the Audit Committee, Nomination Committee and Remuneration Committee of the Company.
Mr. Cui graduated from the faculty of economic law of the China University of Political Science and Law in 1991, and commenced his legal practice in PRC in 1993. He founded the Guantao Law Firm in 1994, and now becomes its Founding Partner and the officer of its Management Committee. Mr. Cui has over 14 years of experience in legal sector, and holds independent directorships in the board of directors of several companies, namely UBS SDIC Fund Management Co., Ltd., China Spacesat Technology Co., Ltd (a corporation listed on the Shanghai Securities Exchange in China) and SDIC Xinji Energy

Co., Ltd., and he is also a member of the Finance & Securities Committee of All China Lawyers Association; a director of Capital Market and the Securities Committee of Beijing Bar Association; an executive director and vice general secretary of the Chamber of Financial Street; and the legal counselor in internal control group of security issuing of Guodu Securities Limited and Bohai Securities Co., Ltd.
Save as disclosed above, Dr. Lam Sek Kong and Mr. Cui Liguo do not hold any other position with the Company and other members of the Company, nor have any directorship in other listed public companies in the last three years. They have no relationship with any directors, senior management, substantial shareholder or controlling shareholder of the Company and do not have any interest in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.
Dr. Lam and Mr. Cui have not entered into any service contract with the Company, nor are appointed for specific term. Each of them will receive an annual director’s fee of HK$200,000 as their total emolument. Pursuant to the Bye-Laws of the Company, they shall hold office until the next following annual general meeting of the Company and shall then be eligible for re-election at that meeting.
Save as disclosed above, there is no other matter that needs to be brought to the attention of holders of securities of the Company, nor there is any information as required to be disclosed pursuant to paragraphs 13.51(2)(h) to 13.51(2)(v) of the rules governing the listing of securities on The Stock Exchange of Hong Kong Limited.
The Company warmly welcomes Dr. Lam Sek Kong and Mr. Cui Liguo joining the Board.

By Order of the Board
Dr. Brian Lo
Company Secretary
Hong Kong, 1 July 2007
The Directors as at the date of this announcement are as follows:
Executive Directors:
Ni Yifeng (President) and Tong Xudong (Vice President)
Non-Executive Directors:
Rui Xiaowu (Chairman), Lim Toon, Yin Yen-liang, Wu Zhen Mu, Zhao Liqiang, Yong Foo Chong and Tseng Ta-mon (Alternate Director to Yin Yen-liang)
Independent Non-Executive Directors:
Huan Guocang, Lui King Man, Lam Sek Kong and Cui Liguo

FORWARD LOOKING STATEMENTS
     This report contains statements and other information made by or on behalf of APT Satellite Holdings Limited (the “Company”) that constitute “forward-looking” statements within the meaning of Private Securities Litigation Reform Act of 1995. Statements that are not historical facts are forward-looking statements. By their nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and actual results could be materially different from those expressed or implied by forward-looking statements.
     Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Forward statements herein may include, without limitation, statements relating to the Company’s expectations, plans, objectives or goals relating to (i) its operations and financial results; (ii) launch schedules and anticipated transponder utilization; (iii) the technical capabilities of the APSTAR System; (iv) customer demand for the Company’s system; (v) strategic relationships that impact its operations; (vi) its funding needs and sources; (vii) satellite communications regulatory matters; (viii) the pricing of its services, (ix) its competitors and their services; and (x) actions of the Company’s suppliers, vendors and service providers.
     The Company cautions you that a number of important factors could cause the Company’s results of operations to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: (i) technological risks related to the development, operation and maintenance of various components of the APSTAR System; (ii) delays and cost overruns related to the construction, deployment and maintenance of the Company’s APSTAR System; (iii) risks related to the operation and maintenance of the Company’s new satellites, APSTAR V and APSTAR VI; (iv) competition from other satellite operators and a number of existing satellite systems that provide similar services in various markets.; (v) actions taken by regulators with respect to the Company’s business and practices in one or more of the countries in which the Company conducts its operations; (vi) the Company’s capital structure and its ability to maintain sufficient liquidity and access capital markets; (vii) customer demand for the services of the Company’s satellite transponders and the perceived overall value of these services by customers; (viii) the ability to increase market share and control expenses; (ix) the ability of counterparties to meet their obligations to the Company; (x) the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which the Company conducts its operations; (xi) the effects of changes in laws, regulations or accounting policies or practices; (xii) the ability to retain and recruit qualified personnel; (xiii) the strength of the global economy in general and the strength of the economies of the countries in which the Company conducts its operations in particular; (xiv) political and social developments, including war, civil unrest or terrorist activity; and (xv) the Company’s success at managing the risks involved in the foregoing.
     The Company cautions you that the foregoing list of important factors is not exclusive; when evaluating forward-looking statements, you should carefully consider the foregoing factors as well as the risks identified in the Company’s most recently filed Form 20-F and reports on Form 6-K furnished to the US Securities and Exchange Commission. These and other factors could result in the forward-looking statements proving to be inaccurate and may materially affect the Company’s operations. The Company does not undertake any obligation to publicly release any revisions to the forward-looking statements contained in this report, or to update them to reflect events or circumstances occurring after the date of this report, or to reflect the occurrence of unanticipated events.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 3, 2007.

APT Satellite Holdings Limited

	By	/s/ Ni Yifeng
Ni Yifeng
Executive Director and President

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